                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                     FORM 12B-25

                             NOTIFICATION OF LATE FILING

                                               Commission File Number 0-25183

(Check one)


/X/ Form 10-K and Form 10-KSB   / / Form 11-K

/ / Form 20-F  / / Form 10-Q and form 10-QSB  / / Form N-SAR

For period ended: December 31, 1998

/ / Transition Report on Form 10-K and Form 10-KSB

/ / Transition Report on Form 20-F

/ / Transition Report on Form 11-K

/ / Transition Report on Form 10-Q and form 10-QSB

/ / Transition Report on Form N-SAR

For the transition period ended
                                ------------------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates

--------------------------------------------------------------------------

                                        PART I
                                REGISTRANT INFORMATION

Full name of registrant: Venturi Technologies, Inc.

Former name if applicable:
                          ------------------------------------------------

Address of principal executive office (STREET AND NUMBER):

               1327 North State Street
               Orem, Utah 84047

                                       PART II
                                RULE 12B-25(b) AND (c)


   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 132b-25(b), the following should be completed. (Check box if appropriate).


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

   /X/    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

                                       PART III
                                      NARRATIVE

   State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     (See Attached)


                                       PART IV
                                  OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

          Randy K. Johnson         (801)          575-5000
     -----(name)-------------------(area code)-----(telephone number)--------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     /X/Yes    / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     / /Yes    /X/ No


                          Venturi Technologies, Inc.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 30, 1999                  By: /s/ Gaylord M. Karren
                                          --------------------------------
                                          Gaylord M. Karren
                                          Chairman and CEO

                                     PART III
                                        of
                                    FORM 12b-25
                            Notification of Late Filing


     The Registrant, Venturi Technologies, Inc., a Nevada corporation, became a reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1933 in December 1998. The subject Form 10-KSB is the Registrant's first required filing. The audit for the year ended December 31, 1998 could not be completed before March 31, 1999 because of certain one-time accounting issues relating to the Registrant's practice of treating its acquisitions as pooling-of-interest business combinations, and because some of the entities Registrant acquired in 1998 have never had their financial statements audited (see accompanying letter from the Registrant's auditor, Child & Company of Salt Lake City, Utah). These accounting issues are now being resolved, and the audit will be completed in time for Registrant to file its first Form 10-KSB on or before April 15, 1999.

CHILD & COMPANY

[LETTERHEAD]


March 27, 1999


Mr. Randy Johnson, Esq.
McKay, Price and Williams
170 South Main Street, Suite 900
Salt Lake City, Utah  84101


Randy:

As we discussed over the phone, the following is a statement outlining the reasons that Venturi Technologies, Inc. should file an extension for the filing of the Form 10-K for the year ended December 31, 1998.

In order to complete the audit of the financial statements, we still need certain documents and have substantial audit steps to perform before we can issue an opinion. We need the extension of time to complete these steps and obtain the required documents, especially those relating to entities acquired during 1998 by Venturi which are being audited for the first time. It would require unreasonable effort and expense both on the part of Venturi personnel and on our part to attempt to complete the audit by March 31, 1999.

We thank you for your consideration.


Sincerely,

/s/ Douglas W. Child

Douglas W. Child